Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The materials are available online at http://www.proxyandprinting.com.

TAOPING INC.
ANNUAL MEETING OF MEMBERS
TO BE HELD ON AUGUST 30, 2019

9:00 AM, Beijing Time

This Proxy is Solicited on Behalf of the Board of Directors

— How To Vote —

●     Vote By Internet:

Step 1: Go to http://www.proxyandprinting.com Step 2: Click the “Vote Your Proxy” link.
Step 3: Click on “TAOPING INC.”
Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.
Step 5: To vote online, click on the designated link and use control number to submit your vote

●     Vote By Mail:

Please sign, date and mail this card to:
Anna Kotlova
15500 Roosevelt Blvd, Suite 301
Clearwater, FL 33760

●     Vote In Person:

Shares held in your name as the shareholder of record may be voted in person at the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

The undersigned shareholder of TAOPING INC., a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated July 15, 2019, and hereby constitutes and appoints Mr. Jianghuai Lin and Ms. Iris Yan, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2019 Annual Meeting of Members to be held on August 30, 2019, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters.

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

01	Jianghuai Lin	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
02	Zhiqiang Zhao	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
03	Yunsen Huang	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
04	Remington C.H. Hu	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
05	Yong Jiang	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

2.	Ratify the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

Note: At their discretion, the proxies are authorized to vote on such other business as may properly come before the annual meeting or any postponement or adjournment of the annual meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING (WITHOUT LIMITATION) THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED JULY 15, 2019 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE. THIS PROXY IS GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE BRITISH VIRGIN ISLANDS.

I (we) acknowledge receipt of the Notice of Annual Meeting of Members and the Proxy Statement dated July 15, 2019 and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

Name (if joint)

Date _____________, 2019

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.

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